SCHEDULE A

Part I - Information Regarding the Reporting Persons

For each of the entities listed in the table below, the response to Item 2(d) is that there is no such conviction. For WBD and Purchaser, the response to Item 2(e) is that there are no such proceedings. For Skydance, the response to Item 2(e) is that in 2022, Skydance entered into an Assurance of Discontinuance ("AOD") with the Investor Protection Bureau of the New York State Attorney General's Office to resolve the subject matter of a 2018 CBS Board of Directors' investigation and related matters, including with respect to CBS' related public disclosures pursuant to the Martin Act. After credits for the settlement amount paid in a consolidated federal securities class action (*Construction Laborers Pension Trust for Southern California, et al., v. CBS Corp and Leslie Moonves*, Case No.: 18-cv-7796-VEC (S.D.N.Y.)), and certain financial commitments to human resources-related programs made by CBS in connection with an earlier resolution with the Civil Rights Bureau of the New York State Attorney General's Office, Skydance made a payment of $7.25 million, which by agreement with the Investor Protection Bureau was distributed in connection with the federal securities class action settlement discussed above. The resolution with the Investor Protection Bureau includes no admission of liability or wrongdoing by Skydance. The obligations under the AOD expire on November 2, 2027.

Name	State or Other Place of Organization	Principal Business	Address of Principal Office
Skydance Corporation	Delaware	Skydance is a global media company	1515 Broadway New York, NY 10036
Warner Bros. Discovery, Inc.	Delaware	WBD is a global media company	230 Park Avenue South New York, NY 10003
DPlay Entertainment Limited	England and Wales	Purchaser is a wholly owned subsidiary of WBD whose principal business activity is the distribution of content via WBD's online platforms	Chiswick Park Building 2 566 Chiswick High Road London, England W4 5YB

Part II.A – Information Regarding the Directors and Executive Officers of Skydance

For each person listed in the table below, the business address of such person, as director or officer, as applicable, is 1515 Broadway, New York, NY 10036, the response to Item 2(d) is that there is no such conviction, the response to Item 2(e) is that there are no such proceedings and the response to Item 2(f) is the United States of America, unless noted otherwise.

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment is Conducted
Directors		
David Ellison	Chief Executive Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Ynon Kreiz	Co-Chief Executive Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Gerald J. Cardinale	Managing Partner and Chief Investment Officer, RedBird Capital Partners Management LLC	RedBird Capital Partners Management LLC is a private investment firm, located at 667 Madison Avenue, 8th Floor, New York, NY 10065
Andrew Brandon-Gordon	President, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Paul T. Marinelli	Director, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Safra A. Catz	Executive Vice Chair, Oracle Corporation	Oracle Corporation is a technology company, located at 2300 Oracle Way, Austin, TX 78741
John L. Thornton	Chairman, RedBird Capital Partners Management LLC	RedBird Capital Partners Management LLC is a private investment firm, located at 667 Madison Avenue, New York, NY 10065
Barbara M. Byrne	Independent Director, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Justin G. Hamill	Senior Partner and Chief Legal Officer, Silver Lake	Silver Lake is a leading global technology investment firm, located at 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, NY 10001
Sherry Lansing	Independent Director, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Andrew Campion	Chairman, Unrivaled Sports	Unrivaled Sports is a youth sports company, located at 880 Long Drive, Aberdeen, MD 21002
Robert A. Kotick	Independent Director, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Laurene Powell Jobs	Founder and President, Emerson Collective	Emerson Collective is a company that invests in entrepreneurs and innovators driven by purpose and possibility, located at PO Box 61239, Palo Alto, CA 94306
Officers		
David Ellison	Chief Executive Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Ynon Kreiz	Co-Chief Executive Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Dennis Cinelli	Chief Financial Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Andrew Brandon-	President, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036

Gordon		
Makan Delrahim	Chief Legal Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036

Part II.B – Information Regarding Each Person Controlling Skydance

Harbor Lights Entertainment, Inc. ("HLE") is the controlling stockholder of Skydance, which is a publicly traded corporation.

HLE is incorporated in Maryland. It owns and operates movie screens in the United States, the United Kingdom and South America. The address of its principal office is at 846 University Avenue, Norwood, MA 02062. With respect to HLE, the response to Item 2(d) is that there is no such conviction and the response to Item 2(e) is that there are no such proceedings.

Part II.C – Information Regarding Each Executive Officer and Director of HLE

For each person listed in the table below, the business address of such person, as director or officer, as applicable, is 846 University Avenue, Norwood, MA 02062, the response to Item 2(d) is that there is no such conviction, the response to Item 2(e) is that there are no such proceedings and the response to Item 2(f) is the United States of America, unless noted otherwise.

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment is Conducted
	Directors	
David Ellison	Chief Executive Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Paul T. Marinelli	Director, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Andrew Brandon-Gordon	President, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Tyler Alexander	Partner, RedBird Capital Partners Management LLC	RedBird Capital Partners Management LLC is a private investment firm, located at 667 Madison Avenue, 8th Floor, New York, NY 10065
Janet Nova	General Counsel, RedBird Capital Partners Management LLC	RedBird Capital Partners Management LLC is a private investment firm, located at 667 Madison Avenue, 8th Floor, New York, NY 10065
	Officers	
Edward Ryan	Chief Executive Officer, Harbor Lights Entertainment, Inc.	Harbor Lights Entertainment, Inc. is a holding company, located at 846 University Avenue, Norwood, MA 02062
Julie Heinzelman	Vice President and General Counsel, Harbor Lights Entertainment, Inc.	Harbor Lights Entertainment, Inc. is a holding company, located at 846 University Avenue, Norwood, MA 02062
Marie Bergman	Vice President and Chief Financial Officer, Harbor Lights Entertainment, Inc.	Harbor Lights Entertainment, Inc. is a holding company, located at 846 University Avenue, Norwood, MA 02062
Lisa Martignetti	Paralegal and Corporate Secretary, Harbor Lights Entertainment, Inc.	Harbor Lights Entertainment, Inc. is a holding company, located at 846 University Avenue, Norwood, MA 02062

Part III.A – Information Regarding the Directors and Executive Officers of WBD

For each person listed in the table below, the business address of such person, as director or officer, as applicable, is 230 Park Avenue South, New York, NY 10003, the response to Item 2(d) is that there is no such conviction, the response to Item 2(e) is that there are no such proceedings and the response to Item 2(f) is the United States of America, unless noted otherwise.

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment is Conducted
	Directors	
Katherine Gill-Charest	Executive Vice President, Controller and Chief Accounting Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Dennis Cinelli	Chief Financial Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Andrew Brandon-Gordon	President, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
	Officers	
Dennis Cinelli	Chief Financial Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Andrew Brandon-Gordon	President, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Makan Delrahim	Chief Legal Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Katherine Gill-Charest	Executive Vice President, Controller and Chief Accounting Officer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Stephanie Kyoko McKinnon	General Counsel and Secretary, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Tony Driscoll	Executive Vice President, Head of Corporate Strategy, Development & Games, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
Kevin Creighton	Executive Vice President, Corporate Finance & Investor Relations, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036
James C. Morrison	Treasurer, Skydance Corporation	Skydance Corporation is a global media company, located at 1515 Broadway, New York, NY 10036

Part III.B – Information Regarding Each Person Controlling WBD

WBD is a wholly owned subsidiary of Skydance which is controlled by HLE. Information required pursuant to Item 2 with respect to the directors and executive officers of HLE is provided in Part II.C of this Schedule A.

Part IV.A – Information Regarding the Directors and Executive Officers of Purchaser

For each of the persons listed in the table below, the business address of such person, as statutory director, is Chiswick Park Building 2, 566 Chiswick High Road, London, England W4 5YB, the response to Item 2(d) is that there is no such conviction, the response to Item 2(e) is that there are no such proceedings.

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment is Conducted	Citizenship
Pinar Solakoghu	Statutory Director, Dplay Entertainment Limited	Dplay Entertainment Limited is a wholly owned subsidiary of WBD whose principal business activity is the distribution of content via WBD's online platforms, located at is Chiswick Park Building 2, 566 Chiswick High Road, London, England W4 5YB	United Kingdom
Andrew Georgiou	Statutory Director, Dplay Entertainment Limited	Dplay Entertainment Limited is a wholly owned subsidiary of WBD whose principal business activity is the distribution of content via WBD's online platforms, located at is Chiswick Park Building 2, 566 Chiswick High Road, London, England W4 5YB	United Kingdom
Roanne Weekes	Statutory Director, Dplay Entertainment Limited	Dplay Entertainment Limited is a wholly owned subsidiary of WBD whose principal business activity is the distribution of content via WBD's online platforms, located at is Chiswick Park Building 2, 566 Chiswick High Road, London, England W4 5YB	Australia

Part IV.B – Information Regarding Each Person Controlling Purchaser

For each of the entities listed in the table below, the response to Item 2(d) is that there is no such conviction, and the response to Item 2(e) is that there are no such proceedings.

Name	State or Other Place of Organization	Principal Business	Address of Principal Office
Skydance Corporation	Delaware	Skydance is a global media company	1515 Broadway New York, NY 10036
Warner Bros. Discovery, Inc.	Delaware	WBD is a global media company	230 Park Avenue South New York, NY 10003
Discovery Global Holdings, Inc.	Delaware	Discovery Global Holdings, Inc. is a wholly owned subsidiary of WBD	230 Park Avenue South New York, NY 10003
WBD Discovery Holdings, LLC	Delaware	WBD Discovery Holdings, LLC is a wholly owned subsidiary of WBD	230 Park Avenue South New York, NY 10003
AMNI, LLC	Delaware	AMNI, LLC is a wholly owned subsidiary of WBD	230 Park Avenue South New York, NY 10003
DHC Discovery, Inc.	Delaware	DHC Discovery, Inc. is a wholly owned subsidiary of WBD	230 Park Avenue South New York, NY 10003
Discovery Communications Holding, LLC	Delaware	Discovery Communications Holding, LLC is a wholly owned subsidiary of WBD	230 Park Avenue South New York, NY 10003
Discovery Communications, LLC	Delaware	Discovery Communications, LLC is a wholly owned subsidiary of WBD	230 Park Avenue South New York, NY 10003
Discovery Foreign Holdings, Inc.	Delaware	Discovery Foreign Holdings, Inc. is a wholly owned subsidiary of WBD	230 Park Avenue South New York, NY 10003
Discovery International Holdings Holdco, Inc.	Delaware	Discovery International Holdings Holdco, Inc. is a wholly owned subsidiary of WBD	230 Park Avenue South New York, NY 10003
Discovery (Barbados) Holdings SRL	Barbados	Discovery (Barbados) Holdings SRL is a wholly owned subsidiary of WBD	Ground Floor, One Welches, Welches, St. Thomas, BB22025 Barbados
WBD Global Holdings, LLC	Delaware	WBD Global Holdings, LLC is a wholly owned subsidiary of WBD	230 Park Avenue South New York, NY 10003
Discovery International Holdings LP	England and Wales	Discovery International Holdings LP is a wholly owned subsidiary of WBD	Chiswick Park Building 2, 566 Chiswick High Road, London, England W4 5YB
DNI Foreign Holdings Limited	England and Wales	DNI Foreign Holdings Limited is a wholly owned subsidiary of WBD	Chiswick Park Building 2, 566 Chiswick High Road, London, England W4 5YB
DNI Group Holdings LLC	Delaware	DNI Group Holdings LLC is a wholly owned subsidiary of WBD	230 Park Avenue South New York, NY 10003

DNI Europe Holdings Limited	England and Wales	DNI Europe Holdings Limited is a wholly owned subsidiary of WBD	Chiswick Park Building 2, 566 Chiswick High Road, London, England, W4 5YB

Information regarding HLE, the controlling stockholder of Skydance, is provided in Part II.B of this Schedule A.

Part IV.C – Information Regarding Executive Officers and Directors of Ultimate Controller of Purchaser

The ultimate controlling stockholder of Purchaser is HLE. Information with respect to the executive officers and directors of HLE is provided in Part II.C of this Schedule A.